

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 28, 2011

Via E-Mail
Kenneth Henderson, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104

> **Re: Crescent Financial Corporation**
> **Amendment No. 3 to Schedule TO filed on November 22, 2011**
> **Filed by Piedmont Community Bank Holdings, Inc.**
> **File No. 5-78732**

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that Piedmont has completed the acquisition of 66% of the total outstanding shares of Crescent and that Piedmont now has control of the board. Please advise us of the applicability of Rule 13e-3 to the tender offer.

2. We note your response to comment two in our letter dated November 16, 2011; however, we reissue our comment. Footnote 195 of the Regulation M-A adopting release states that financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In the latter case, security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder. Refer to SEC Release 33-7760. Please advise us of what information about the bidder is already available to Crescent's shareholders,

the nature of Crescent's shareholder base, and whether the tender offer, which will increase the bidder's ownership from 66% to 89%, will significantly change the nature of the bidder's stake in the target company. We may have further comment.

3. We note your response to comment four in our letter dated November 16, 2011, and we continue to review your response.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions